

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 4, 2017

Frank D. Bracken III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, Texas 76107

> **Re:** **Lonestar Resources US Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 11, 2017**
> **Form 8-K/A filed July 10, 2017**
> **File No. 1-37670**

Dear Mr. Bracken:

We have limited our review of your filings to those issues we have addressed in our comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 – Approval of the Issuance of Class A Common Stock Issuable Upon the Conversion of Series A Stock, page 8

1.   We note that you utilized the proceeds from the issuance of Series A-1 and A-2 Convertible Preferred Stock to Chambers Energy Capital III, LP to finance a substantial portion of the cash consideration for the acquisition of assets from SN Marquis LLC ("Marquis") and Battlecat Oil & Gas, LLC ("Battlecat"). As a result, it appears that the issuance of the shares of Class A Voting Common Stock issuable upon conversion of the Series A Stock covered by this proposal is in furtherance of the acquisition of the Marquis and Battlecat assets. Since your stockholders are not separately provided an opportunity to vote on the above-referenced acquisitions, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transactions. Refer to Note A of Schedule 14A. For additional guidance, please also refer to interpretation 9S. under the caption "Proxy Rules and Schedule 14A" in the March 1999 Interim

Supplement to Publicly Available Telephone Interpretations, available on our website at https://www.sec.gov/interps/telephone/phonesupplement1.htm. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.

2.   Since the combined shares of Class A Common Stock issuable upon conversion of all shares issued in connection with the Marquis and Battlecat acquisitions and the related Chambers financing would equal 126% of your outstanding Class A Common Stock, please expand your disclosure to describe the general effect upon the rights of existing security holders of the transactions described, particularly the dilutive impact of the issuance of Class A Common Stock issuable upon conversion.

Form 8-K/A filed July 10, 2017

3.   We note that you have filed financial statements and pro forma financial information related to the interests acquired from Marquis. Please tell us whether you are planning to file the historical financial statements and related pro forma financial information for the assets acquired from Battlecat pursuant to Item 3-05 and Article 11 of Regulation S-K. If not, please explain your rationale and submit the significance test calculations you have relied upon in formulating your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources